Filed pursuant to Rule 424(b)(3)

SEC File No. 333-123586

PROSPECTUS

[ACTIVE POWER LOGO]

7,090,863 Shares

Common Stock

ACTIVE POWER, INC.

This prospectus relates solely to the resale of up to an aggregate of 7,090,863 shares of Active Power, Inc. common stock, comprised of 5,454,510 shares that we sold to certain of the selling stockholders listed on page 13 of this prospectus in a private placement that closed on February 4, 2005 and 1,636,353 shares that may be issued to the selling stockholders only if and when they exercise their additional investment rights to acquire these shares within 180 days following the effective date of the registration statement of which this prospectus is a part.

The selling stockholders may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares. The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses. We are paying expenses relating to the registration of the shares with the Securities and Exchange Commission.

Our common stock is quoted on the Nasdaq National Market under the symbol “ACPW.” On May 17, 2005, the closing price of our common stock as reported by Nasdaq was $2.44 per share.

You should carefully review and consider the information under the headings “Special Note Regarding Forward-Looking Statements” on page 1 and “ Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 18, 2005.

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. These securities are not being offered in any state or other jurisdiction that does not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

In this prospectus, “Active Power,” “we,” “us” and “our” refer to Active Power, Inc.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We rely on the safe harbor of the act in making such disclosures. All statements other than historical or current facts, including, without limitation, statements about our business strategy, plans and objectives of management and our future prospects, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from these expectations. Such risks and uncertainties include, without limitation, the following:

•	strategic relationships with third parties;

•	customer demand for our products;

•	growth and future operating results;

•	developments in our markets;

•	expansion of our product offerings and sales channels;

•	customer benefits attributable to our products;

•	technologies and operations;

•	industry trends; and

•	future economic, business and regulatory conditions.

You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue” and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or financial condition, or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the section captioned “Risk Factors” in this prospectus as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements.

PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus and the documents incorporated by reference in this prospectus before deciding whether to invest in our common stock.

About Active Power, Inc.

We design, manufacture and market power quality products that provide the consistent, reliable electric power required by today’s digital economy. We believe that we are the first company to commercialize a flywheel energy storage system that provides a highly reliable, low-cost and non-toxic replacement for lead-acid batteries used in conventional power quality installations. Our first commercial product was a battery-free DC system (CleanSource® DC) that is used as a bridging energy source in typical power quality installations and is compatible with all major uninterruptible power supply (UPS) brands. Leveraging our expertise in this technology, we have also developed a battery-free UPS system that incorporates our flywheel technology. This system is marketed by Caterpillar Inc., the leading maker of engine generators for the power reliability market, under the Caterpillar brand name “Cat® UPS” and by Active Power as the CleanSource® UPS. In 2003 and 2004, we broadened our product offerings and expanded our available market by developing additional power quality systems to address customer needs at both higher and lower power levels. Our family of battery-free UPS products currently ranges from 65 kVA – 1200 kVA. By paralleling our 1200 kVA UPS systems together, we can provide up to a 3600 kVA battery-free UPS system to customers.

We were founded as a Texas corporation in 1992. We began our efforts to develop a flywheel energy storage product for the power quality market in 1996 and subsequently changed our name from Magnetic Bearing Technologies, Inc. to Active Power, Inc. We re-incorporated in Delaware in 2000.

About the Offering

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered under this prospectus. This prospectus relates to an aggregate amount of up to 7,090,863 shares of our common stock that may be offered for sale by the selling stockholders which includes 1,636,353 shares that may be issued to the selling stockholders upon the exercise of their additional investment rights within 180 days after the effective date of the registration statement of which this prospectus is a part. We are registering the shares of common stock covered by this prospectus to fulfill our contractual obligations under a registration rights agreement with the selling stockholders. We have agreed to bear the expenses of the registration of the shares of common stock under federal and state securities laws, but we will not receive any proceeds from the sale of any shares of common stock offered under this prospectus. The selling stockholders may sell these shares of common stock directly to purchasers or they may sell these shares of common stock to purchasers through agents or dealers pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of their common stock and will pay all selling commissions and transfer taxes applicable to any sale. Registration of these shares of common stock does not necessarily mean that the selling stockholders will actually sell these shares of common stock. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” beginning on page 18 of this prospectus.

Our principal executive offices are located at 2128 W. Braker Lane, BK12, Austin, Texas 78758. Our telephone number is (512) 836-6464. Our website is www.activepower.com. The information found on our website and on websites linked to it are not incorporated into or a part of this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus and the information incorporated by reference herein, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the price of our common stock could decline, and you could lose all or part of your investment. These risk factors are dated as of the date of this prospectus. You should also read the risk factors we include in our reports we file with the Securities and Exchange Commission after the date hereof that are incorporated by reference in this prospectus from the date of filing of the reports. Please see “Where You Can Find More Information” beginning on page 18 of this prospectus for more information on these reports.

Our financial results may vary significantly from quarter to quarter.

Our operating results have varied significantly from quarter to quarter at times in the past and may continue to vary significantly from quarter to quarter due to a variety of factors. Many of these factors are outside of our control. These factors include:

•	timing of orders from our customers and the possibility that customers may change their order requirements with little or no notice to us;

•	rate of adoption of our flywheel-based energy storage system as an alternative to lead-acid batteries;

•	ongoing need for short-term power outage protection in traditional UPS systems;

•	deferral of customer orders in anticipation of new products from us or other providers of power quality systems;

•	uncertainty regarding the adoption of our current and future products, including the CleanSource UPS and CleanSource DC products, as well as our other products that are currently under development, including the CleanSource XR;

•	timing of deferred revenue components associated with large orders;

•	new product releases, licensing or pricing decisions by our competitors;

•	commodity and raw material component prices;

•	lack of order backlog;

•	loss of a significant customer or distributor;

•	impact of changes to our product distribution strategy and pricing policies;

•	changes in the mix of domestic and international sales;

•	changes in the cost of routine business activities, e.g. the increasing cost of director and officer liability insurance premiums, increasing health insurance premiums, or costs associated with compliance of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	changes in generally accepted accounting principles in the United States;

•	rate of growth of the markets for our products; and

•	other risks described below.

We derive a significant portion of our revenues from relatively large transactions. The sales cycle for these large transactions tend to be longer than the sales cycle on smaller orders. The longer sales cycle for large transactions makes it difficult to predict the quarter in which these sales will occur. Accordingly, our operating results may fluctuate from quarter to quarter based on the existence and timing of larger transactions. A reduction in large transactions, or a delay in closing of such a sales transaction could materially impact our revenue in a particular quarter.

Our revenue growth and profitability depend on the overall demand for our products and services, which in turn depends on general business and economic conditions as well as acceptance of our products. A softening of demand for our products and services caused by a weakening of the economy may result in decreased revenues or lower growth rates. There can be no assurance that we will able to effectively promote growth rates in all economic conditions. The market for power quality products is evolving and difficult to predict its potential size or future growth rate. Most of the organizations that may purchase our products have invested substantial resources in their existing power systems and, as a result, have been reluctant or slow to adopt a new approach, particularly during a period of reduced capital expenditures. Moreover, our current products are alternatives to existing UPS and battery-based systems and may never be accepted by our customers or may be made obsolete by other advances in power quality technologies.

Significant portions of our expenses are not variable in the short term and cannot be quickly reduced to respond to decreases in revenues. Therefore, if our revenues are below our expectations, our operating results are likely to be adversely and disproportionately affected. In addition, we may change our prices, modify our distribution strategy and policies, accelerate our investment in research and development, sales or marketing efforts in response to competitive pressures or to pursue new market opportunities. Any one of these activities may further limit our ability to adjust spending in response to revenue fluctuations. We use forecasted revenues to establish our expense budget. Because most of our expenses are fixed in the short term or incurred in advance of anticipated revenue, any shortfall in revenues may result in significant losses.

We currently operate without a significant backlog.

We generally operate our business without any significant backlog of orders from customers. Normally our products are shipped and revenue is recognized shortly after the order is received. This lack of backlog makes revenue in any quarter substantially dependent on orders booked and shipped throughout that quarter.

Seasonality may contribute to fluctuations in our quarterly operating results.

Our business has, on occasion, experienced seasonal customer buying patterns. In recent years, we have generally experienced relatively weaker demand in the first calendar quarter of the year. We believe that this pattern will continue. In addition, we anticipate that demand for our products in Europe and Africa may decline in the summer months, as compared to other regions, because of reduced corporate buying patterns during the vacation season.

We have incurred significant losses and anticipate losses for at least the next several quarters.

We have incurred operating losses since our inception and expect to continue to incur losses for at least the next several quarters. As of March 31, 2005, we had an accumulated deficit of $163.1 million. To date, we have funded our operations principally through the sale of our stock, product revenue and $10.0 million in development funding payments from Caterpillar. We have generated a total of $66.0 million in revenues from inception through March 31, 2005. We are uncertain whether our products will achieve market acceptance such that our revenue will increase or whether we will be able to achieve significant revenue. We will need to generate significant additional revenue to achieve profitability, and we cannot assure you that we will ever realize sufficient additional revenue to achieve profitability. We also expect to incur product development, sales and marketing and administrative expenses significantly in excess of our revenue after costs, and, as a result, we expect to continue to incur losses for the next several quarters.

We are heavily dependent on our relationship with Caterpillar, our primary OEM customer. If this relationship is unsuccessful, for whatever reason, our business and financial prospects would likely suffer.

Caterpillar and its dealer network are the primary OEM customer for our flywheel based products. During 2004, 2003 and 2002, Caterpillar and its dealer network accounted for 54%, 60% and 81% of our revenue, respectively. In the first quarter of 2005 Caterpillar and its dealer network accounted for 51% of our revenue. If our relationship with Caterpillar is not successful, or if Caterpillar’s distribution of the Cat UPS product is not successful, our business and financial prospects would likely suffer. Pursuant to our distribution agreement with Caterpillar, they are the exclusive OEM distributor, subject to limited exceptions, of our CleanSource UPS product. Caterpillar is not obligated to purchase any CleanSource UPS units. Pursuant to our development agreements Caterpillar has provided us with $10.0 million in funding to support the development of the Cat UPS product line and other development efforts. In exchange for these payments, Caterpillar received co-ownership of the proprietary rights in this product. Either Caterpillar or Active Power may license to others the intellectual property that we jointly own without seeking the consent of the other, and the licensing party will solely retain all licensing revenue generated by licensing this intellectual property. However, we may not license the joint intellectual property to specifically identified competitors of Caterpillar until January 1, 2007. Caterpillar may terminate this agreement at any time by giving us 90 days advance written notice

There is a substantial amount of product held as inventory by several of our OEM customers. If these OEMs fill their orders from existing stock instead of our factory, our revenue will suffer.

Several OEMs purchased a substantial number of our CleanSource DC and UPS systems during 2001, many of which have remained in those OEMs’ inventories rather than being sold to end-user customers. During 2004, OEM stocking levels declined by approximately $4.2 million, or 48%. They declined by a further $840,000, or 21%, during the three months ended March 31, 2005. As our OEMs fill some of their orders with their existing inventory stock, as opposed to placing orders with Active Power, our revenue may suffer for the next few fiscal quarters.

We depend on international sales and operations.

We anticipate that for the foreseeable future, we will derive a significant portion of our revenues from outside North America. In the three months ended March 31, 2005, we derived 38% of our total revenues from sales to international customers. Revenue from international sales were 50%, 48% and 37% of revenue for the years ended December 31, 2004, 2003, and 2002, respectively. Our international operations are generally subject to a number of risks. These include:

•	foreign laws and business practices that favor local competition;

•	dependence on local channel partners;

•	compliance with multiple, conflicting and changing government laws and regulations;

•	longer sales cycles;

•	difficulties in managing and staffing foreign operations;

•	foreign currency exchange rate fluctuations and the associated effects on product demand and timing of payment;

•	political and economic stability, particularly in the Middle East and Northern Africa;

•	greater difficulty in the contracting and shipping process and in accounts receivable collection and longer collection periods;

•	greater difficulty in hiring qualified technical sales and application engineers; and

•	difficulties with financial reporting in foreign countries.

To date, the majority of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers to purchase, thus rendering our products less competitive. As we increases sales in foreign markets, we are making more sales that are denominated in other currencies, primarily euros. Those sales in currencies other than U.S. dollars can result in translation gains and losses. Currently we de not engage in hedging activities for our international operations. However, we may engage in hedging activities in the future.

We may expand or modify our operations internationally. Despite our efforts, we may not be able to expand or modify our operations internationally in a timely or cost-effective manner. Such an outcome may limit or eliminate any sales growth internationally, which in turn, could materially adversely affect our business, operating results and financial condition. Even if we successfully expand or modify our international operations, we may be unable to maintain or increase international market demand for our products.

We are subject to risks relating to product concentration and lack of revenue diversification.

We derive a substantial portion of our revenues from a limited number of products, and we expect these products to continue to account for a large percentage of our revenues in the near term. Continued market acceptance of these products, is therefore, critical to our future success. Our future success will also depend on our ability to reduce our dependence on these few products by developing and introducing to the market new products and product enhancements in a timely manner. Specifically, our ability to capture significant market share depends on our ability to develop and market extensions to our existing UPS product line at higher and lower power range offerings, and on our ability to develop and market our extended runtime products, such as the CleanSource XR. Even if we are able to develop and commercially introduce new products and enhancements, they may not achieve market acceptance, which would substantially impair our revenue, profitability and overall financial prospects. Successful product development and market acceptance of our existing and future products depend on a number of factors including:

•	changing requirements of customers;

•	accurate prediction of market and technical requirements;

•	timely completion and introduction of new designs;

•	quality, price and performance of our products;

•	availability, quality, price and performance of competing products and technologies;

•	our customer service and support capabilities and responsiveness;

•	successful development of our relationships with existing and potential customers; and

•	changes in technology, industry standards or end-user preferences

We have underutilized manufacturing capacity and have no experience manufacturing our products in large quantities.

In 2001, we completed a 127,000 square foot facility used for manufacturing and testing of our three-phase product line, including our DC and UPS products. To be financially successful, and to fully utilize the capacity of this facility and allocate its associated overhead, we must achieve significantly higher sales volumes. We must accomplish this while also preserving the quality levels we achieved when manufacturing these products in more limited quantities. To date, we have not been successful at increasing our sales volume to a level that fully utilizes the capacity of the facility and we may never increase our sales volume to necessary levels. We do intend to manufacture and test our CleanSource XR product in this facility, which will help increase the utilization of our facility. If we do not reach these necessary sales volume levels, or if we cannot sell our products at our suggested prices, our ability to reach profitability will be materially limited.

Achieving the necessary production levels presents a number of technological and engineering challenges for us. We have not previously manufactured our products in high volume. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capability and processes that will enable us to meet the quality, price, engineering, design and product standards or production volumes required to successfully manufacture large quantities of our products. Even if we are successful in developing our manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers.

We depend on sole and limited source suppliers, and outsource component manufacturing.

We purchase several component parts from sole source and limited source suppliers. As a result of our current volumes, we lack significant leverage with these suppliers. If our suppliers receive excess demand for their products, we may receive a low priority for order fulfillment as large volume customers will receive priority that may result in delays in our acquiring components. If we are delayed in acquiring components for our products, the manufacture and shipment of our products also will be delayed. We are, however, continuing to enter into long-term agreements with our sole suppliers and other key suppliers, when available, using a rolling sales volume forecast to stabilize component availability. Lead times for ordering materials and components vary significantly and depend on factors such as specific supplier requirements, contract terms, the extensive production time required and current market demand for such components. Some of these delays may be substantial. As a result, we purchase several components in large quantities to protect our ability to deliver finished products. If we overestimate our component requirements, we may have excess inventory, which will increase our costs. If we underestimate our component requirements, we will have inadequate inventory, which will delay our manufacturing and render us unable to deliver products to customers on scheduled delivery dates. If we are unable to obtain a component from a supplier or if the price of a component has increased substantially, we may be required to manufacture the component internally, which will also result in delays or be required to absorb price increases. Manufacturing delays could negatively impact our ability to sell our products and could damage our customer relationships.

To assure the availability of our products to our customers, we outsource the manufacturing of selected components prior to the receipt of purchase orders from customers based on their forecasts of their product needs and internal product sales revenue forecasts. However, these forecasts do not represent binding purchase commitments and we do not recognize revenue for such products until the product is shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated revenue. As demand for our products may not materialize, this product delivery method subjects us to increased risks of high inventory carrying costs, obsolescence and excess, and may increase our operating costs. In addition, we may from time to time make design changes to our products, which could lead to obsolescence of inventory.

We must build quality products to ensure acceptance of our products.

The markets’ perception of our products and related acceptance of the products is highly dependent upon the quality and reliability of the products that we build. Any quality problems attributable to the CleanSource DC, CleanSource UPS or CleanSource XR product lines may substantially impair our revenue prospects. Moreover, quality problems for our product lines could cause us to delay or cease shipments of products or have to recall products, this adversely affecting our ability to meet revenue or cost targets. In addition, while we seek to limit our liability as a result of product failure or defects through warranty and other limitations, if one of our products fails, a customer could suffer a significant loss and seek to hold us responsible for that loss.

Failure to expand our distribution channels and manage our existing and new product distribution relationships could impede our future growth.

The future growth of our business will depend in part on our ability to expand our existing relationships with distributors, to identify and develop additional channels for the distribution and sale of our products and to manage these relationships. As part of our growth strategy, we may expand our relationships with distributors and develop relationships with new distributors. We will also look to identify and develop new relationships with additional parties that could serve as an outlet for our products, including CleanSource XR. For example, we recently broadened our sales and distribution channel by offering our products through manufacturer’s representatives throughout North America and internationally. We also recently entered into a long term supply agreement with GE Zenith Controls to source UPS systems from them that we intend to sell along side our CleanSource XR product. Our inability to successfully execute this strategy, and to integrate and manage our existing OEM channel partners, Caterpillar and Eaton Power Quality, and our new manufacturer’s representatives could impede our future growth.

We must continue to hire and retain skilled personnel.

We believe our future success will depend in large part upon our ability to attract, motivate and retain highly skilled managerial, engineering and sales and marketing personnel. There is a limited supply of skilled employees in the power quality marketplace. A decline in our stock price has resulted in a substantial number of “underwater” stock options, whereby the exercise price of the option is greater than the current market value of our common stock. As a result, the financial attractiveness of the stock options is substantially diminished, which may cause certain of our employees to seek employment elsewhere as a result of this decreased financial incentive, or impair our ability to recruit new employees. Our efforts to attract and retain highly skilled employees could be harmed by our past or any future workforce reductions. Our failure to attract and retain the highly trained technical personnel who are essential to our product development, marketing, sales, service and support teams may limit the rate at which we can develop new products or generate revenues. If we are unable to retain the personnel we currently employ, or if we are unable to quickly replace departing employees, our operations and new product development may suffer.

We face significant competition from other companies.

The markets for power quality and power reliability are intensely competitive. There are many companies engaged in all areas of traditional and alternative UPS and backup systems in the United States and abroad, including, among others, major electric and specialized electronics firms, as well as universities, research institutions and foreign government-sponsored companies. There are many companies that are developing flywheel-based energy storage systems and flywheel-based power quality systems. We also compete indirectly with companies that are developing other types of power technologies, such as high-speed composite flywheels, ultra capacitors and superconducting magnetic energy storage.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, broader name recognition and a larger installed base of customers. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, some of our current and potential competitors have established supplier or joint development relationships with our current or potential customers. These competitors may be able to leverage their existing relationships to discourage these customers from purchasing products from us or to persuade them to replace our products with their products. Increased competition could decrease our prices, reduce our sales, lower our margins, or decrease our market share. These and other competitive pressures could prevent us from competing successfully against current or future competitors and could materially harm our business.

We may be unable to protect our intellectual property and proprietary rights.

Our success depends to a significant degree upon our ability to protect our proprietary technology, and we expect that future technological advancements made by us will be critical to sustain market acceptance of our products. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and business partners and control access to and distribution of our software, documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where applicable laws may not protect our proprietary rights as fully as in the United States. In addition, the measures we undertake may not be sufficient to adequately protect our proprietary technology and may not preclude competitors from independently developing products with functionality or features similar to those of our products.

In recent years, there has been significant litigation in the United States involving patents, trademarks and other intellectual property rights. We may become involved in litigation in the future to protect our intellectual property or defend allegations of infringement asserted by others. Legal proceedings could subject us to significant liability for damages or invalidate our intellectual property rights. Any litigation, regardless of its merits or its outcome, would likely be time consuming and expensive to resolve and would divert management’s time and attention. Any potential intellectual property litigation also could force us to take specific actions, including:

•	cease selling our products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology or trademark, which license may not be available on reasonable terms, or at all; or

•	redesign those products that use infringing intellectual property or cease to use an infringing trademark.

We may require substantial additional funds in the future to finance our product development and commercialization plans.

Our product development and commercialization schedule could be delayed if we are unable to fund our research and development activities or the development of our manufacturing capabilities with our revenue and our cash on hand. We expect that our current cash, including the proceeds of our February 2005 private placement of shares of our common stock, and investments, together with our other available sources of working capital, will be sufficient to fund development activities for at least 24 months. However, unforeseen delays or difficulties in these activities could increase costs and exhaust our resources prior to the full commercialization of our products under development. We do not know whether we will be able to secure additional funding, or funding on terms acceptable to us, to continue our operations as planned. If financing is not available, we may be required to reduce, delay or eliminate certain activities or to license or sell to others some of our proprietary technology.

We have anti-takeover provisions that could discourage, delay or prevent our acquisition.

Provisions of our certificate of incorporation and bylaws could have the effect of discouraging, delaying or preventing a merger or acquisition that a stockholder may consider favorable. Additionally, in December of 2001 our board of directors approved a stockholder rights plan, which would require a potential acquiror to negotiate directly with our board of directors regarding any planned acquisition. We also are subject to the anti-takeover laws of the State of Delaware, which may further discourage, delay or prevent someone from acquiring or merging with us. In addition, our agreement with Caterpillar for the distribution of CleanSource UPS provides that Caterpillar may terminate the agreement in the event we are acquired or undergo a change in control. The possible loss of our most significant customer could be a significant deterrent to possible acquirers and may substantially limit the number of possible acquirers. All of these factors may decrease the likelihood that we would be acquired, which may depress the market price of our common stock.

If we do not timely register shares of common stock we sold in February 2005 we may incur significant financial penalties.

In February 2005 we sold unregistered shares of our common stock to several private investors. As a condition to that sale, we agreed to register for resale under the Securities Act of 1933 all of the shares issued in this offering. We filed a registration statement on Form S-3 with the Securities and Exchange Commission on March 24, 2005. If this registration statement is not declared effective before June 3, 2005, we may be obligated to pay each investor an amount in cash equal to one percent of the aggregate purchase price paid by each investor as partial liquidated damages. This obligation recurs on each of the next two monthly anniversaries if the registration statement is still not effective, and thereafter shall increase to two percent of the aggregate purchase price per month. In the event that we are unable to have the registration statement declared effective in a timely manner, or fail to act as required in the Registration Rights Agreement, we would incur significant financial penalties.

Failure to achieve and maintain effective internal control over financial reporting in accordance with rules of the Securities and Exchange Commission promulgated under Section 404 of the Failure to achieve and maintain effective internal control over financial reporting in accordance with rules of the Securities and Exchange Commission promulgated under Section 404 of the Sarbanes-Oxley Act could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could in turn have a material adverse effect on our business and stock price.

Under rules of the Securities and Exchange Commission promulgated under Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, we were required to furnish a report by our management on our internal control over financial reporting. In the course of our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, which assessment was conducted during the fourth quarter of 2004 and the first quarter of 2005 in connection with the preparation of 2004 audited financial statements and our annual report on Form 10-K for 2004, we identified a material weakness in our internal control over financial reporting resulting from the combination of a limited accounting staff and the transitional status of our chief financial officer. This material weakness in our internal control over financial reporting, as described in Item 9A, Controls and Procedures, of our Annual Report on Form 10-K for the year ended December 31, 2004, as well as any other weaknesses or deficiencies that may exist or hereafter arise or be identified, could harm our business and operating results, and could result in adverse publicity and a loss in investor confidence in the accuracy and completeness of our financial reports, which in turn could have a material adverse effect on our stock price, and, if such weaknesses are not properly remediated, could adversely affect our ability to report our financial results on a timely and accurate basis.

We determined in the first quarter of 2005 that a material weakness in our internal control over financial reporting as of December 31, 2004 existed. As a part of our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, we had considered both the composition and the limited size of our accounting department and their effect on the design of the controls established over our financial reporting process. Also, in December 2004 our chief financial officer announced his resignation to pursue another opportunity, but continued to serve as our chief financial officer on a transitional basis through the completion of certain financial reporting events, including the filing of our Annual Report on Form 10-K. We determined that the combination of a limited staff and the transitional status of our chief financial officer resulted in ineffective oversight and monitoring controls over our year-end financial reporting process. This material weakness was identified primarily because a number of deficiencies in controls and errors were detected by both an external accounting firm we had engaged to assist in assessing and testing our internal controls, and by our independent registered public accounting firm. These errors were detected during the performance and completion of the Section 404 testing during the fourth quarter 2004 and during the course of the annual audit (from January 2005 through early March 2005). While it was determined that, individually and collectively, these errors were not material, and in all cases the Company’s financial statements were corrected during the completion of our 2004 audit in February and early March 2005, such that our independent registered public accounting firm expressed an unqualified opinion on our December 31, 2004 financial statements, we concluded that in light of these ineffective controls as of December 31, 2004, there was more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected, and that, therefore, there was a “material weakness” in our internal control over financial reporting as of December 31, 2004.

Since December 31, 2004, we have hired a new chief financial officer, who assumed his office the first quarter of 2005, following the filing of our Annual Report on Form 10-K. During the first quarter of 2005, we also have hired additional accounting personnel. We believe that these steps, when taken together, will provide additional supervision, approval and review of accounting transactions and also provide our chief financial officer with the necessary time to perform oversight and supervisory functions.

Although we believe that we have remediated this material weakness, as described in Item 4, Controls and Procedures, of this report, we cannot assure you that this remediation has been successful or that additional deficiencies or weaknesses in our controls and procedures will not be identified. In addition, we cannot assure you that our independent registered public accounting firm will agree with our assessment that our material weakness has been remediated. Moreover, while we have added accounting personnel, we continue to operate at a relatively small staffing level. Our control procedures have been designed with this staffing level in mind; however, they are highly dependent on each individual’s performance of controls in the required manner. The loss of accounting personnel, particularly our chief financial officer, would adversely impact the effectiveness of our control environment and our internal controls, including our internal controls over financial reporting.

The price of our stock has been volatile and could result in claims against us.

Our common stock is traded in the NASDAQ National Market. Historically the market price of our common stock has fluctuated significantly. In 2004 the sales price of our common stock ranged from $2.53 to $4.95 and in the first quarter of 2005 the sales price ranged from $2.39 to $4.61. The market price of our common stock can be expected to fluctuate significantly in response to numerous factors, some of which are beyond our control, in addition to our financial performance. Furthermore, stock prices for many companies, including our own, fluctuate widely for reasons that may be unrelated to operating results. Some of the factors that may cause the market price of our stock to fluctuate including the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

•	changes in market valuations of other technology companies, particularly those that sell products used in power quality systems;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	introduction of technologies or product enhancements that reduce the need for flywheel energy storage systems;

•	the loss of one or more key OEM customers;

•	inability to expand our distribution channels;

•	departures of key personnel; and

•	changing external capital market conditions.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from sales of shares of our common stock offered by this prospectus. We will not receive any of the proceeds upon the resale of the common stock by the selling stockholders.

REGISTRATION RIGHTS

The following is a summary of material terms and provisions of the registration rights agreement that we entered into with the selling stockholders. It may not contain all the information that is important to you. You can access complete information by referring to the registration rights agreement.

Under a registration rights agreement dated as of February 3, 2005 by and between us and the selling stockholders, we are obligated to file a registration statement covering the sale by the selling stockholders of the common stock that they purchased from us and the shares of common stock that may be issued upon the exercise of the selling stockholders’ additional investment rights. Under the registration rights agreement, we must use our best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission and, subject to certain contingencies, to keep the registration statement continuously effective until the earlier of:

•	the date that is three years following the date this registration statement first becomes effective;

•	all of the selling stockholders’ shares common stock covered under this prospectus have been sold; or

•	the date on which the selling stockholders may sell the shares of common stock covered by this prospectus without restriction pursuant to Rule 144(k) of the Securities Act, or any successor rule.

The registration rights agreement requires that we bear all expenses of registering the common stock with the exception of the fees and expenses of any legal counsel the selling stockholders may engage and any broker or similar commissions.

In the event (i) we fail to file with the Securities and Exchange Commission, or SEC, a request for acceleration of effectiveness within five trading days of the date that we are notified that this registration statement will not be “reviewed,” or is not subject to further review, (ii) prior to the date when this registration statement is first declared effective by the SEC, we fail to file a pre-effective amendment and otherwise respond in writing to comments made by the SEC in respect to this registration statement within 10 trading days after the receipt of comments from the SEC, (iii) this registration statement is not declared effective by the SEC on or before June 3, 2005, or (iv) after this registration statement is first declared effective by the SEC, it ceases for any reason to remain continuously effective as to all shares registered for resale hereunder, or the selling stockholders are not permitted to utilize this prospectus to resell the shares, for in any such case 10 consecutive trading days but no more than an aggregate of 20 trading days during any 12 month period (which need not be consecutive trading days), we will be required to pay on the date of such event and to the extent such event continues, on the first and second month anniversaries of the occurrence of the event to each selling stockholder an amount in cash equal to 1% of the aggregate purchase price paid by such selling stockholder for the purchase of the shares of our common stock registered for resale hereby (but not including any shares issuable upon the exercise of the Additional Investment Rights). If such event continues after the second monthly anniversary, we will be required to pay on each successive monthly anniversary thereafter an amount in cash equal to 2% of the aggregate purchase price paid by such selling stockholder for the purchase of the shares of our common stock registered for resale hereby.

In addition, subject to the limitations contained in the registration rights agreement, we also agreed to indemnify each selling stockholder against all losses, claims, damages or liabilities arising under the securities laws in connection with the registration statement or this prospectus or that arise out of or are based upon a violation by the Company of the securities purchase agreement. In addition, subject to the limitations contained in the registration rights agreement, each of the selling stockholders agreed, severally and not jointly, to indemnify us and our directors, officers and any person who controls our company, or any of such other selling stockholders and certain related persons against all losses, claims, damages or liabilities arising under the securities laws that arise out of or are based upon any violation by such selling stockholder of the registration rights agreement, to the extent that such violation occurs in reliance upon and in conformity with written information furnished to us by the selling stockholders for use in the registration statement or this prospectus or any amendment to the registration statement or any prospectus supplements.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of common stock beneficially owned by each of the selling stockholders as of April 30, 2005, the number of shares of common stock covered by this prospectus and the percentage of total shares of common stock that each of the selling stockholders will beneficially own upon completion of this offering if such percentage exceeds one percent. This table assumes that the selling stockholders will fully exercise their additional investment rights and will offer for sale all of the shares of common stock covered by this prospectus.

On February 4, 2005, we issued to the selling stockholders an aggregate of 5,454,510 shares of our common stock at a price of $3.64 per share for aggregate initial gross proceeds of $19.8 million. We also granted to the selling stockholders additional investment rights to purchase an aggregate of 1,636,353 additional common shares at $3.64 per share during the 180 day period following the effective date of this prospectus.

The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below, or by any of their pledges, donees, transferees or other successors in interest. The amounts and information set forth below are based upon information provided to us by representatives of the selling stockholders, or on our records, as of April 30, 2005 and are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus. To our knowledge, none of the selling stockholders has had within the past three years any material relationship with us.

Name of Beneficial Owners of Shares of Common Stock	Shares of Common Stock Beneficially Owned Prior to Offering (1)	Shares of Common Stock Offered Hereby	Shares of Common Stock Owned After the Offering (2)	Percentage Owned After Offering (3)
Capital Ventures International (4)	892,866(5)	892,866(5)	0	—

Smithfield Fiduciary LLC (6)	1,300,000(7)	1,300,000(7)	0	—

D.B. Zwirn Special Opportunities Fund, L.P. (8)	642,860(9)	642,860(9)	0	—

D.B. Zwirn Special Opportunities Fund, Ltd. (10)	964,291(11)	964,291(11)	0	—

Southport Millennium Fund, L.P.	233,260(12)	41,860(12)	191,400	*

Southport Millennium Fund II, L.P.	531,810(13)	69,810(13)	462,000	*

Southport Millennium Micro Cap Fund, L.P.	140,030(14)	17,030(14)	123,000	*

Southport Millennium Offshore Fund, Inc.	1,431,830(15)	196,300(15)	1,235,530	2.5%

Southport Energy Plus Partners, L.P. (16)	1,508,330(17)	482,430(17)	1,025,900	2.1%

Southport Energy Plus Offshore Fund, Inc. (18)	752,910(19)	121,810(19)	631,100	1.3%

Sound Energy Capital Offshore Fund, Ltd. (20)	193,428(21)	45,760(21)	147,668	*

SF Capital Partners Ltd.	650,000(22)	650,000(22)	0	—

Portside Growth and Opportunity Fund (23)	1,159,454(24)(25)	1,159,054(24)	400(25)	*

ALM Brand Bank	215,000(26)	195,000(26)	20,000	*

Impax Environmental Markets (Ireland) Fund	158,500(27)	19,500(27)	139,000	*

Impax Environmental Markets PLC	392,345(28)	78,000(28)	314,345	*

PNE Invest Ltd.	464,492(29)	214,292(29)	250,000	*

Footnotes to Selling Stockholders table:

(*)	Less than 1.0%

(1)	Pursuant to Rule 13d-3 of the Exchange Act, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the exercise of an option or warrant or through the conversion of a security.

(2)	The share amount listed in this column assumes that the selling stockholder will exercise all of their additional investment rights and sell all of the shares of our common stock covered by this prospectus, and that they will not sell any shares other than those covered by this prospectus.

(3)	Based on 48,579,595 outstanding shares of our common stock as of April 30, 2005 and assumes that the 1,636,353 shares of common stock issuable upon the exercise of the Additional Investment Rights are not outstanding.

(4)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of these shares.

(5)	Includes 206,046 shares of common stock that may be issued upon the exercise of the additional investment rights.

(6)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glen Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glen Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(7)	Includes 300,000 shares of common stock that may be issued upon the exercise of the additional investment rights.

(8)	D.B. Zwirn & Co., L.P. is the trading manager of D.B. Zwirn Special Opportunities Fund, L.P. Daniel B. Zwirn controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be constructed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(9)	Includes 148,352 shares of common stock that may be issued upon the exercise of the additional investment rights.

(10)	D.B. Zwirn & Co., L.P. is the trading manager of D.B. Zwirn Special Opportunities Fund, Ltd. Daniel B. Zwirn controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(11)	Includes 222,529 shares of common stock that may be issued upon the exercise of the additional investment rights.

(12)	Includes 9,660 shares of common stock that may be issued upon the exercise of the additional investment rights.

(13)	Includes 16,110 shares of common stock that may be issued upon the exercise of the additional investment rights.

(14)	Includes 3,930 shares of common stock that may be issued upon the exercise of the additional investment rights.

(15)	Includes 45,300 shares of common stock that may be issued upon the exercise of the additional investment rights.

(16)	Sound Energy Partners, Inc. is the investment Manager/Advisor for Southport Energy Plus Partners, L.P. and Southport Energy Plus Offshore Fund, Inc. holding the voting and dispositive powers for the funds.

(17)	Includes 111,330 shares of common stock that may be issued upon the exercise of the additional investment rights.

(18)	Sound Energy Partners, Inc. is the investment Manager/Advisor for Southport Energy Plus Partners, L.P. and Southport Energy Plus Offshore Fund, Inc. holding the voting and dispositive powers for the funds.

(19)	Includes 28,110 shares of common stock that may be issued upon the exercise of the additional investment rights.

(20)	Sound Energy Capital Management, L.P. is the Investment Advisor for Sound Energy Capital Offshore Fund, Ltd. holding the voting and dispositive powers for the fund.

(21)	Includes 10,560 shares of common stock that may be issued upon the exercise of the additional investment rights.

(22)	Includes 150,000 shares of common stock that may be issued upon the exercise of the additional investment rights.

(23)	Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(24)	Includes 267,474 shares of common stock that may be issued upon the exercise of the additional investment rights.

(25)	Includes 400 shares of common stock held by Ramius Securities, LLC of which Ramius Capital is the sole member.

(26)	Includes 45,000 shares of common stock that may be issued upon the exercise of the additional investment rights.

(27)	Includes 4,500 shares of common stock that may be issued upon the exercise of the additional investment rights.

(28)	Includes 18,000 shares of common stock that may be issued upon the exercise of the additional investment rights.

(29)	Includes 49,452 shares of common stock that may be issued upon the exercise of the additional investment rights.

PLAN OF DISTRIBUTION

We are registering the shares to be sold under this prospectus on behalf of the selling stockholders. We will receive no proceeds from this offering. When used below, the term “selling stockholders” includes the selling stockholders and their pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholder as a gift, distribution or other non-sale-related transfer after the date of this prospectus, if any.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earliest of (i) the date that is three years following the date this registration statement first becomes effective; (ii) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (iii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Andrews Kurth LLP, Austin, Texas. If the common stock is being distributed in an underwritten offering, legal matters will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

EXPERTS

The financial statements of Active Power, Inc. included in Active Power, Inc.’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2004, and Active Power, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon which conclude, among other things, that Active Power, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described therein, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

We file annual, quarterly and other reports and information with the SEC as required by the Securities Exchange Act of 1934. You may read and copy any document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings also may be accessed electronically at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information filed with the SEC. This means that we can disclose important information to you, without actually including the specific information in this prospectus, by referring you to those documents. The following documents which we have previously filed with the SEC pursuant to the Exchange Act are incorporated into this prospectus by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2004 (filed March 15, 2005);

•	our Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2004 (filed March 23, 2005);

•	our Amendment No. 2 to Annual Report on Form 10-K/A for the year ended December 31, 2004 (filed May 9, 2005);

•	the description of our common stock contained in our Registration Statement on Form 8-A (filed June 30, 2000), including any amendment or report filed for the purpose of updating such description; and

•	the description of our common stock purchase rights contained in our Registration Statement on Form 8-A (filed December 14, 2001), including any amendment or report filed for the purpose of updating such description.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all of the common stock offered by this prospectus is sold are incorporated by reference in this prospectus from the date of filing of the documents. Information that we file with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

You may request a copy of the filings incorporated by reference in this prospectus, at no cost, by writing or calling us at: Active Power, Inc., 2128 W. Braker Lane, BK12, Austin, Texas 78758, Attention: Secretary (telephone: (512) 836-6464).